December 19, 2024

David Burg
Chief Financial Officer
WSFS Financial Corporation
500 Delaware Ave.
Wilmington, Delaware, 19801

       Re: WSFS Financial Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed October 24, 2024
           File No. 001-35638
Dear David Burg:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed October 24, 2024
Exhibit 99.2 3Q 2024 Earnings Release Supplement, page 17

1. We note your presentation of the Non-GAAP measures Tangible common equity ex-
       AOCI, Tangible common book value per share ex-AOCI, Tangible common equity ex-AOCI, and Tangible common book value per share ex-AOCI. These exclude the impact of accumulated other comprehensive income / loss ("AOCI") and represent individually tailored accounting measures given that the adjustments to exclude AOCI have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the
       Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-
       GAAP Financial Measures and Rule 100(b) of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments,
 December 19, 2024
Page 2

action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance